

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 14, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Ronald J. Radcliffe
Chief Financial Officer
Empire Resorts, Inc.
701 N. Green Valley Parkway
Suite 200
Henderson, Nevada 89074

    Re: Empire Resorts, Inc.
          Form 10-K for the year ended December 31, 2005
          Filed: March 30, 2006
          Commission File Number: 001-12522

Dear Mr. Radcliffe:
:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief